

Mail Stop 6010

October 23, 2008

Via Facsimile and U.S. Mail

Mr. James B. McCarthy
Interim Chief Executive Officer
Protein Polymer Technologies, Inc.
11494 Sorrento Valley Road
San Diego, CA   92121

> **RE: Protein Polymer Technologies, Inc.**
> **Form 10-KSB for the year ended December 31, 2007**
> **Filed May 12, 2008**
> **Form 10-QSB for the period ended June 30, 2008**
> **File No. 0-19724**

Dear Mr. McCarthy:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2007

Item 7. Financial Statements, page F-1

Balance Sheet, page F-3

1.   We note here and on page F-13 that you have a $520,000 investment in Spine Wave, Inc. at December 31, 2007 and that this investment represents 71% of your total assets at December 31, 2007. Please provide us with a detailed analysis as to whether the company or any of its subsidiaries was an investment company pursuant to the Investment Company Act of 1940 as of December 31, 2007.

Note 4. Investment, page F-13

2.   Further to the above, we note you recorded a $500,000 investment in Spine Wave, Inc. during fiscal 2006 pursuant to an option that you exercised. We further note from page F-22 that you recognized $433,000 of revenue from Spine Wave, Inc. during fiscal 2006, which represented 72% of your total revenue recognized in fiscal 2006. In light of your material investment in Spine Wave, Inc. made during fiscal 2006, please tell us and revise your future filings to explain why you recorded $433,000 as revenue from this related party during fiscal 2006.

3.   We further note from your June 30, 2008 Form 10-Q that you did not recognize any revenue related to this contract during the six months ended June 30, 2008. In light of this fact and current market conditions, please tell us and revise your future filings to explain how you determined that your $520,000 investment in Spine Wave, Inc. was not impaired at June 30, 2008.

Note 8. Stockholders' Deficit, page F-15

4.   We note from your disclosures on pages F-14-15, F-19-20 and F-25 and your March 31, 2008 and June 30, 2008 Forms 10-Q that you issued warrants in connection with a related party note payable and in connection with privates placements of your common stock in fiscal 2007 and 2008. We further note from your disclosures that you have modified certain terms of these warrants. Please revise your notes in future filings to clearly disclose how you originally accounted for the warrants and accounted for the modifications made to the terms of the warrants.   Within your disclosures, please disclose the valuation methodology used to value the warrants and provide the significant assumptions utilized within these valuation models.

5.   We note from your disclosures on page F-18 that you do not adjust the calculated value of your stock options for forfeitures since you have a lack of historical data. Please tell us and revise your disclosures related to your outstanding stock options in future filings to explain how you considered the guidance in paragraph 80 of SFAS 123(R) related to your forfeitures which indicates that an entity that had a policy of recognizing the effect

of forfeitures only as they occurred shall estimate the number of outstanding instruments for which the requisite service is not expected to be rendered.

Exhibits 31.1 and 31.2

6.   We note that your certifications here and your March 31, 2008 and June 30, 2008 Form 10-Q Act Rule 13a-14(a) are not in the exact form prescribed by Item 601(b)(31) of Regulation S-B and Item 601(b)(31) of Regulation S-X. Please revise your future filings to include revised certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-B and Item 601(b)(31) of Regulation S-X, as applicable.

Form 10-Q for the Quarter Ended June 30, 2008

Notes to Condensed Financial Statements

Note 1. Basis of Presentation and Summary of Significant Accounting Policies, page 6

7.   We note from page F-22 of your December 31, 2007 Form 10-KSB that you enter into collaborative product development agreements and research and development contracts. Please tell us and revise your future filings to disclose the impact that EITF 07-01 and EITF 07-03 will have or had on your results of operations consistent with the guidance in SAB Topic 11M.

Note 3. Accounts Payable and Accrued Liabilities, page 11

8.   We note that you identified unrecorded invoices totaling $98,000 for services that related to the first quarter of fiscal 2007 in the three months ended June 30, 2008 and that you determined that the understatement of these expenses did not result in a material misstatement of the Company's 2007 interim or annual financial statements. Please explain to us in more detail the nature of the $98,000 expenses for services. Please also provide to us your comprehensive qualitative and quantitative analysis of the materiality of the individual errors based on the guidance in SAB 99 and SAB 108 for the first quarter of fiscal 2007, for the full year fiscal 2007 and for the three and six months ended June 30, 2008. The quantitative analysis should address operating loss, net loss, loss per share, and any other relevant measures as well as the factors outlined in SAB 99 and SAB 108. We may have further comment based upon your response.

*   *   *   *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or Tara Harkins, Staff Accountant, at (202) 551-3639 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief